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                             STATE OF NEW HAMPSHIRE

MERRIMACK, SS                                                     SUPERIOR COURT

                                 WRIT OF SUMMONS

                  BETTY GRAYSON KURZWEIL and ROBERT GRAYSON, as
                trustees under the will of FLORENCE ROSENMAN, on
                  behalf of themselves and all others similarly
                                    situated

                                       v.

          HEALTHSOURCE, INC., MERWYN BAGAN, M.D., PAUL D. BARON, M.D.,
             ROBERT S. CATHCART, III, M.D., ROBERT H. BILBRO, M.D.,
                DANIEL F. EUBANK, M.D., ROBERT A. LEIPOLD, M.D.,
               FRANCIS G. MIDDLETON, M.D., NORMAN C. PAYSON, M.D.
         DANIEL W. SCHALL, M.D., J HAROLD CHANDLER and CIGNA CORPORATION

         NOW COME the plaintiffs Betty Grayson Kurzweil and Robert Grayson, as trustees under the will of Florence Rosenman, of 140 Mountain Avenue, Springfield, New Jersey 07081, on behalf of themselves and all others similarly situated and respectfully complains against the defendants and allege as follows:

                                     PARTIES
         1.  Plaintiffs are the owners of shares of defendant Healthsource.

         2. Defendant Healthsource is a corporation organized and existing under the laws of the State of New Hampshire. Healthsource maintains its principal offices at 2 College Park Drive, Hooksett, New Hampshire 03106. Healthsource manages healthcare and provides a broad range of managed healthcare products through various subsidiaries. The Company owns health maintenance organizations ("HMOs") in New England, upstate New York and the Central, Southeastern and South Central United States.

         3. Defendant Merwyn Bagan, M.D., ("Bagan") is Chairman of the Board of Healthsource and maintains his principal office at 2 College Park Drive, Hooksett, New Hampshire 03106.
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         4.  Defendant Paul D. Baron, M.D., ("Baron") is a Director of
Healthsource and maintains his principal office at 2 College Park Drive, Hooksett, New Hampshire 03106.

         5. Defendant Robert S. Cathcart, III, M.D., ("Cathcart") is a Director of Healthsource and maintains his principal office at 2 College Park Drive, Hooksett, New Hampshire 03106.

         6. Defendant Robert H. Bilbro, M.D., ("Bilbro") is a Director of Healthsource and maintains his principal office at 2 College Park Drive, Hooksett, New Hampshire 03106.

         7. Defendant Daniel F. Eubank, M.D., ("Eubank") is a Director of Healthsource and maintains his principal office at 2 College Park Drive, Hooksett, New Hampshire 03106.

         8. Defendant Robert A. Leipold, M.D., ("Leipold") is a Director of Healthsource and maintains his principal office at 2 College Park Drive, Hooksett, New Hampshire 03106.

         9. Defendant Francis G. Middleton, M.D., ("Middleton") is a Director of Healthsource and maintains his principal office at 2 College Park Drive, Hooksett, New Hampshire 03106.

         10. Defendant Normal C. Payson, M.D., ("Payson") is President, Chief Executive Officer and a Director of Healthsource and maintains his principal office at 2 College Park Drive, Hooksett, New Hampshire 03106.

         11. Defendant David W. Schall, M.D., ("Schall") is a Director of Healthsource and maintains his principal office at 2 College Park Drive, Hooksett, New Hampshire 03106.

         12. Defendant J. Harold Chandler, M.D., ("Chandler") is a Director of Healthsource and maintains his principal office at 2 College Park Drive, Hooksett, New Hampshire 03106.

         13. The foregoing individual directors of Healthsource (collectively the "Director Defendants"), owe fiduciary duties to Healthsource and its shareholders.

         14. Cigna Corporation ("Cigna") is a Delaware corporation with executive offices at One Liberty Place, Philadelphia, Pennsylvania 19192- 1550. Cigna is one of the largest healthcare companies in the United States, offering a wide range of group medical, dental, disability and life
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insurance products. Cigna substantially and knowingly participated in and is benefitting from breaches of fiduciary duties alleged herein, and therefore is liable as a aider and abettor thereof.

                            CLASS ACTION ALLEGATIONS

         15. Plaintiffs brings this action on their own behalf and as a class action pursuant to New Hampshire Superior Court Rule 27-A on behalf of all shareholders of defendant Healthsource (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein.

         16. This action is properly maintainable as a class action for the following reasons:

                  (a) The class of shareholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of February 21, 1997, there were 63,800,000 shares of defendant Healthsource's common stock outstanding owned by thousands of shareholders of record scattered throughout the United States.

                  (b) There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, inter alia, the following:

                  i. Whether one or more of the defendants has engaged in a plan and scheme to enrich themselves at the expense of defendant Healthsource's public stockholders;

                  ii. Whether the Defendant Directors have breached their fiduciary duties owed by them to plaintiffs and members of the Class, and/or have aided and abetted in such breach, by virtue of their participation and/or acquiescence and by their other conduct complained of herein;

                  iii. Whether defendants have failed to fully disclose the true value of defendant Healthsource's assets and earning power and the future financial benefits which they expect to derive from the merger with Cigna;

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                  iv. Whether the Defendant Directors have wrongfully failed and refused to seek a purchase of Healthsource at the highest possible price and, instead, have sought to chill potential offers and allow the valuable assets of defendant Healthsource to be acquired by defendant Cigna at an unfair and inadequate price;

                  v. Whether defendant Cigna has induced or aided and abetted breaches of fiduciary duty by members of Healthsource's Board of Directors;

                  vi. Whether plaintiffs and other members of the Class will be irreparably damaged by the transactions complained of herein; and

                  vii. Whether defendants have breached or aided and abetted the breaches of the fiduciary and other common law duties owed by them to plaintiffs and the other members of the Class.

         17. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of plaintiffs are typical of the claims of the other members of the Class and plaintiffs have the same interest as the other members of the Class. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

         18. Plaintiffs anticipate that there will not be any difficulty in the management of this litigation.

         19. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.

                               FACTUAL BACKGROUND

         20. On February 28, 1997, Healthsource announced the signing of a definitive agreement to merge with Cigna valued at approximately $1.7 billion or $21.75 per Healthsource share. Cigna announced that it expected to commence a tender offer for all outstanding Healthsource shares within five business days. Though the offer price includes a premium over Healthsource's closing price of
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$16-7/8 on February 27, 1997 it is significantly below Healthsource's high of
$40.375 on April 1, 1996.

          21. Defendants' announcement fails to indicate if defendants engaged a financial advisor or obtained an independent fairness opinion of a financial advisor to evaluate the transactions' value and it fairness to plaintiffs and the Class members. There is also no indication of whether or not the board of directors voted on the transaction or if they did vote of how they voted. There is no evidence of defendants making any efforts, through the engagement of a financial advisor or otherwise, to undertake an adequate evaluation of the Company's worth as a potential merger/acquisition candidate. Additionally, there is no indication that defendants engaged any financial or investment banking advisors to attempt to seek out other potential suitors for the Company or make any general efforts to shop the Company to the highest bidder as their fiduciary duties require. No efforts were made by defendants to effectively expose the Company to the marketplace in an effort to create an active and open auction for Healthsource to maximize its value for its shareholders. In effect defendants breached fiduciary duties owed by them to the public shareholders of the Company by failing to take any steps to maximize the value of the shareholdings of plaintiffs and the Class.

          22. The proposed merger transaction is wrongful, unfair and harmful to Healthsource's public stockholders, the Class members, and represents an attempt by defendants to aggrandize the personal and financial positions and interests of board members at the expense of and to the detriment of the stockholders of the Company. The proposed transaction will deny plaintiffs and other Class members their rights to share appropriately in the true value of the Company's assets and future growth in profits and earnings, while usurping the same for the benefit of defendant Cigna at an unfair and inadequate price.



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                     CAUSE OF ACTION AGAINST ALL DEFENDANTS

          23. Defendants other than Cigna, acting in concert, have violated their fiduciary duties owed to the public shareholders of Healthsource and put their own personal interest and the interests of defendant Cigna ahead of the interests of the Healthsource public shareholders and have used their control positions as officers and directors of Healthsource for the purpose of reaping personal gain for board members at the expense of Healthsource's public shareholders.

          24. The Directors Defendants apparently failed to (1) undertake an adequate evaluation of Healthsource's worth as a potential merger/acquisition candidate; (2) take adequate steps to enhance Healthsource's value and/or attractiveness as a merger/acquisition candidate; (3) effectively expose Healthsource to the marketplace in an effort to create an active and open auction for Healthsource; or (4) act independently so that the interests of public shareholders would be protected. Instead, defendants have set an exchange price for the shares of Healthsource stock that does not reflect the true value of Healthsource and without an appropriate premium.

         25. While the Directors Defendants of Healthsource should seek out other possible purchasers of the assets of Healthsource or its stock in a manner designed to obtain the highest possible price for Healthsource's shareholders, or seek to enhance the value of Healthsource for all its current shareholders, they have instead resolved to wrongfully allow Cigna to obtain the valuable assets of Healthsource at a bargain price, which under the circumstances here, disproportionately benefits Cigna.

         26. The aforesaid tactics pursued by the defendants are, and will continue to be, wrongful, unfair and harmful to Healthsource's public shareholders, and are an attempt by certain defendants to aggrandize their personal positions, interests and finances at the expense of and to the detriment of the Healthsource public stockholders. The aforesaid maneuvers by the defendants will deny members of the Class their right to share appropriately in the true value of Healthsource's valuable


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assets, future earnings and profitable businesses to the same extent as they would as Healthsource's shareholders.

         27. In contemplating, planning and/or effecting the foregoing specified acts and in pursuing and structuring the Transaction, defendants are not acting in good faith toward plaintiffs and the Class, and have breached, and are breaching their fiduciary duties to plaintiffs and the Class.

         28. Because the Directors Defendant (and those acting in concert with them) dominate and control the business and corporate affairs of Healthsource and because they are in possession of private corporate information concerning Healthsource's businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between the defendants and the public shareholders of Healthsource which makes it inherently unfair to Healthsource's public shareholders.

         29. Defendant Cigna has acted and is acting with knowledge or with reckless disregard that the other defendants are in breach of their fiduciary duties to Healthsource's public shareholders and have participated in such breaches of fiduciary duties by the directors of Healthsource and thus are liable as aiders and abettors.

         30. By reason of the foregoing acts, practices and course of conduct, the Directors Defendants have failed to use the required care and diligence in the exercise of their fiduciary obligations owed to Healthsource and its public shareholders and have otherwise failed to discharge their duties as prescribed by RSA 293-A:8.30(a).

         31. As a result of the actions of the defendants, plaintiffs and the Class have been and will be damaged in that they will not receive the fair value of Healthsource's assets and business in exchange for their Healthsource's shares, and have been and will be prevented from obtaining a fair price for their shares of Healthsource common stock.

         32.  The plaintiffs request a jury trial on their damage claims.

         WHEREFORE, the plaintiffs respectfully pray that this Honorable Court enter judgment against defendants Healthsource, Inc. Merwyn Bagan, M.D.,
Paul D. Baron, M.D., Robert S.




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Cathcart, III, M.D., Robert H. Bilbro, M.D., Daniel F. Eubank, M.D.,  Robert A.
Leipold, M.D., Francis G. Middleton, M.D., Norman C. Payson, M.D., Daniel W. Schall, M.D., J. Harold Chandler and Cigna Corporation in an amount within the jurisdictional limits of this Honorable Court.


COUNSEL FOR PLAINTIFF:

Frederick E. Upshall, Jr.
UPSHALL, COOPER & TEMPLE, P.A.
10 Green Street, P.O. Box 867
Concord, NH  03302-0867
(603) 225-2791

OF COUNSEL:

Shane T. Rowley
WOLF HALDENSTEIN ADLER
  FREEMAN & HERZ LLP
270 Madison Avenue
New York, NY  10016
(212) 545-4600

Jeffrey G. Smith
WOLF HALDENSTEIN ADLER
  FREEMAN & HERZ LLP
270 Madison Avenue
New York, NY  10016
(212) 545-4600


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